2025 REPORT

GigaStar


GigaStar

LETTER

Dear investors,

This past year, GigaStar crossed meaningful milestones. We have raised over $6.96 million for Creators across 38+ completed offerings, distributed more than $1.2 million in YouTube AdSense revenue to Investors, and grown to ~30K Investor accounts.

Our three-platform ecosystem is taking shape. GigaStar Market continues to power primary offerings. GigaStar Portfolio connects Investors to their holdings and distributions. GigaStar Trading, our SEC and FINRA-approved secondary market ATS, will give Investors a liquidity pathway for their Channel Revenue Tokens for the first time. We look forward to inviting Investors to open their GigaStar Trading accounts soon for the live trading that will follow.

The Creator Economy is at an inflection point. Goldman Sachs projects the market will reach $480 billion by 2027, and regulatory tailwinds are opening access to institutional capital at a scale this asset class has never seen. GigaStar is building

the regulated infrastructure to meet that moment.
Thank you for being part of this.

We need your help!

Our investors play a meaningful role in supporting our growth, and we encourage them to stay actively engaged with the company. This includes keeping up to date with our latest announcements on WeFunder and participating in offerings on GigaStar Market. We also value when investors support us on social media—engaging with our content helps build broader awareness within their networks.

Sincerely,

Hazem Dawani

Chief Executive Officer

Mohammed Asfour

Chief Operating Officer

Ken Yong

Director of Finance

How did we do this year?

REPORT CARD

A-

☺ **The Good**

☺ The Good

We successfully scaled our team with high-caliber, industry-leading talent, strengthening our expertise across key functions.

Raised $4M+ in a strong Series A via Wefunder and private investors, reinforcing confidence in our vision and fueling growth.

Secured key regulatory approvals, including SEC approval, enabling us to move forward with launching our secondary market.

☹ The Bad

We experienced regulatory-related delays that pushed back the launch of our secondary market.

 The pace of onboarding new Creators was lower than expected.

We've had many requests from our 29,000 investors on our platform for new features, and we were not able to achieve them all.

2025 At a Glance

January 1 to December 31


$$$$

$548,790 +56%
Revenue



-$3,167,391
Net Loss


IOU!

$132,461 [93%]
Short Term Debt



$5,086,275
Raised in 2025



$1,439,390

Cash on Hand

As of 04/22/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$350,792
-$2,964,366
$548,790
-$3,167,391
2024
2025

Net Margin: -577% **Gross Margin:** 73% **Return on Assets:** -58% **Earnings per Share:** -$0.19

Revenue per Employee: $36,586 **Cash to Assets:** 50% **Revenue to Receivables:** ~ **Debt Ratio:** 2%

Creator_Networks_FS_-_2024-audit_report-signed__1_.pdf

Creator_Networks_FS_-_2025-audit_V4-Draft.pdf

We ❤ Our 2,627 Investors

Thank You For Believing In Us

Adam Kinney
Shaun McDuffee
Christian García
Daniel Carr
Jeff Christman
Aaron Trahan
Dmytro Semenov
Damian Carter
Soufou Saechao
Zain Adtani
Brent Joseph
Keith Elkin
Justin Crivelli
Beau Jangles
Rittida Rakthum
Dmytro Pavlenko
Omar Chavira
Brandon C
Angel L Valenzuela
Nick Chiarenza
Bryan Moreno
Casey Delima
Mario L.
Tomer Singal
Rasaan Walker
Imari Bramlett
Christopher R. Mattix
Spencer Krewson
Johnny Tran
Yang Lue Lor
Ruth Olivares
Daniel T George
Osbel ALFONSO
Christopher Fundora
William Maney
Luv Sosa
Daniel Hart
Charles Scribner
Michael Davis
Natalie Velazquez
Jack Eugene Bayliss
James Denny
Jim R Thompson
Peter Johnson
Shumit Ahmed
Thadeus T Sorrell
Anthony Margulies
David Tobias
Grmatsion Goitom
Olex Alexandre
John Elike
Gabriel Henriquez
Thomas J Bartelment
Lezlee Dutton
Leon Royer
Amy McCay
Fred Primo
Tufan Barış YILDIRIM
Winston Black

Petalyn Albert
Robert W. Vanech
Kai Leung Huen
Sukhun Kang
Long Mai
Spike Cohen
Shawn Teo
John Booher
Josh Renz
Eric Chapman
Stephen Nelson
Chris Haag
Joseph Castaldo
Kap Cung
Vitor Oliveira
Jaime LLamas
Tiz Gambacorta
David Priymak
Lucas Liu
Arnulfo Quinones
Marc Cacho
Andrew Steiner
Jonathan Roof
Sander E
Michael H Kim
Almir Gredelj
Kurt Lietzau
Sanjay Patel
Juan Ovalle
Michael Barry
Joshua Tollefson
Josh Helvie
Landon Holtzclaw
Dean P Chang
Blake Young
Ronald Poland
Mary Ellen BARTUCCA
John ELLENA
Osamah Bhatti
Benjamin Ardoin
Danita Williams
Elijah Reitter
Gulzar Sunderji
David Twomey
David Freeman
Robert Emile Santiago...
Jp Villa
Regina Ladson
Kevin Cymbalak
Drew Thomas IV
Rocky Ongkowidjojo
Joshua Fielden
Trent Roe
Shelly M Phillips
Lauralee Wilson
Jason Malcolm
Leonard Iselin
Jerry Zunich
Melody E Bates

Pam Moss
Nathanael Pine
Jose Renteria
Jack C
Krunal Patel
Asanga Ranasinghe
Huy Truong Quang
Julie Adams
Shamil Ranasinghe
Jason Pridemore
Angelo Whittier
Christopher H Demaline
Scott Helfrich
Joshua Carter
Hamish Everard
Loun Atanasov
Benny Swan
Michael Bardakji
Christiaan Taylor
Joshua T Mull
Dana Keith VerVer
Thomas Armesy Jr
Mohammed Jamil
Vinaykumar Perumalla
Kevin F Telford
Ariel Chavarria (Synthoid)
Simon Gleyzer
Chris Kain
Brian Donahower
John Pultorak
Va Lau
Scott B Farmer
Khaled Bassyouny
Timothy Markland
Leonard Roberts
Michael Niren
Kendra Davis
Sao Ching Cha
Alissa Carpio
Valora VanHorn
Catarino Murillo
Rosa Chen
Kenneth Scott Dreher
R Volcy
Diane Gabrick
Denise Bryant
Nes Lon
John Edgar Dhonau
Lorraine Balderstone
April Paine
Joe Thompson
Grigore B. Hreniuc
Nasser Razmina
Gregory I Merritt
R. P.
Michael Navarro
Renee Nerat
John Hoffman
Warren Williams

Vineet Dhingra
Larry Gist
Tom Penner
Sai Kiran Burra
Joanne Tang
Tawanda Jongwe
Rick Heath
Vincent Best
Dan Su
m de
Theodore Kirdy
Terry Crozier
Fernando Cisneros
Pramod C
Dawn ENI
Gary John Cadotte
Smooth Breez
Sai babu Govindu
Jennifer Barron
Roy Amador
Mauricio Cruz
Kim Waggoner
Manuel Smith
Alex Lin
Lucid Lucid
Savath Kim
Chris Meaux
Jeff Berning
Galbadrakh Battur
Johnny Ha
Luis Fernandez
Gregory Gonzalez
Matthew J Schmidt
Lecia Miller
Jean Czerlinski Whitmore...
Stephen Fitts
Anthony Hernandez
Juan Silva
Jason Y
Joe Sarafin
Blake Newman
Cedric Edwards
Dustin Johnson
Carol Rumburg Clemmer
Ismael Lopez
Brian Lund
George Greggo
Asra Horton
Mr Ian Sharpe
Moe Crites
Ronald Gartner
Michael Ramsey
Richard S Arena
Tyler Sellers
Jonathan Peterson
Kian Feiner
Francisco Medina
Everett Williams
Joseph Branham

Salvador De La Rosa
Mike Jacobsen
Christos Vatalidis
Jonathan Wildy
James Jan
Ron Meyers
Ben Lee
Emrah Ozturk
Rick Mason
Solomon Atsbeha
Maurice Baker
Mohammad Mani
Kim L Hickle
Ming Hu
David Tam
Yao Meresso
Kenneth T Cass
Sasha Lewis
Bahroose Goli
Kevinn Harris
Donavon Gilree
Fermin Bueno
Trevor Harmon
Asiabanpour Asiabanpour
Carlton Gould
Symohn Alasa-as
Viet V Nguyen
Spencer Wanlass
Alec Alec
Smith O. BAPTHELUS
Ronald R Hurley
J.T. Taylor
Tanuj A
Philip Tran
Daniel A Grey
Marcos Martinez
Adam Boe
Inup Tamrakar
Rick D Bianchi
Michael Baca
Cameron McBride
Stephen Harris
Kilisitina Sara Safuta
Ade Ajayi
Herman Kravchenko
Cher Burke
Haoyun Ma
Tim H
Andre Edwards
John Ferguson Jr
Georgia Krasco
Geoffrey MIYAO
Matthew Vardinakis
Koony Luangkeo
Michael Doh
Brenda Mastandrea
Ricardo Silva
Mateus Jose
Ehoussou Kouassi...

Govind Ventures
Joseph Lamantia
Mark Umbach
Nate Blevins
Alyce Sauve Turcotte
Li Trinh
Antonio Molina
Jeffery Gray
Jose Alfredo Jimenez
Amin Sabzehzar
Robbie Parker
Charles Comparetto
Francisco B Torres...
Nathaniel Canio
John Tran
Collins Offor
Huy Mai
T Riley 05 T-Riley_05
El DURO
Steven Montoya
Julianne Austin
Joseph Margiotti
Maximo Oropeza
Steven Lee
Carlos Hernandez
shafeequrrahman...
Brandon HOLZHAUSEN
Chad Ross
Dennis King
Rosalyn Wooling
Brainard Pabalan
Jaydeep Ahuja
Ming Kwan
Daniel Obregon
Derek Norris
Ralph Macias
Shawn Kernor
Isaiah Logan
Adam Sclafani
Lauren Carly Dustman
Deborah De Bose Jackson
Vinayaraj K
Rajab Abukhadrah
Andrew Watkin
Jason Brady
Alp ALP
Patrick Curtin
Goretty Dobbins
Jeff Husband
Josephine Shelton Townes
Vasiliy Baranovskiy
Sarah Marshall
Uros Antic
Justin Whitfield
Nathan Aide
Colin Wood
Gaël Simonet
Saroj Silwal KHATRI
Davis Morrison

Jay B Henderson
Veronica Moss
Justin Jean
Nicolas Jean
Robet Sartin
Darryl Thornton
Simon Horat
Damian Damian
Johnny Johnny
Csaba Moldovany
Bailey Nguyen
Anh Nguyen
Siddharth Rao
Roy Ige
Jose Martinez
Andrew Lee
Maria Concordia
Joseph Cirello
Gerald Seidel
Hank Aaron Leslie
Michael J Minauro
T C Free
Filip Iliescu
Daniel Lopez
Bert Zhou
V Vasserman
Alexey PROHORENKO
Richard WOOD
Joe McManus
Thomas Rau
Srinivasa Kalyan Reddy
Justin Rivera
Will Macey
Charles Potokar
Jay Kim
Jacqueline Gerbino
Sac Sac
Kasey Tarbet
Ki Hyon Kim
Manjoyt Kang
Hari Prasad Borra
Craig Sannino
M. M.
Arnold Rodriguez
Christoph Heuermann
Todd Wataoka
Riley Hughes
Nathan Brannan
Aj Cordero
Brandon Serna
Kc KC
Daniel B
Harutyun Harry Terakopyan
Trevor Irvine
Christian Valencia
Ricky Castillo
Eric Jensen
Mert Saygin
Matt Lam
Henry Duchow
Dino Abazovic
Ian Mashburn
Siangleng Koh
Daniel Wu
Raheem Ahmed
Jason Jiang
Nick McDowell
Kirby Davis
Lin Newlands
Addison Z
T Yigo
Pavel Gavriluk

Cecil Green
Kamil Sekulski
Elizabeth D Kany
Naren Boggula
Shelanie Muilenburg
Derek Uwazie
J M J
Leon Chu
Kevin Gallagher
Imran Simjee
Jesse Garcia
Sifeng Ryan
Missy Wryn
Susan Duczak
Terrance Simmons
Paul Alba
Warren Lanham
Tom Townsend
Kevin M DeAngelis
Bhaskar Vemuri
Kaile Scarberry
Miroslav Randa
Waltern Kwon
Br Ba
Tyler Fenn
Seung Kim
Mark Pickenheim
Lakhvir Ghuman
Cesar R
Tj Farney
Steven Charles Ger
Albert Aparicio
Jane Orbell-Smith
Ashton Rouska
Dena Davis
Brett Etheredge
Tyler Dean Connor
Ji Woo Kim
Frank Chen
Andrew Tang
Katie K
Godfrey Vaughn
Cuong Vien
Christopher Gau
Andrey Chabanov
David Ayvazyan
Kevin Byer
Eric Johnson
Michael D Wagner
Nicholas Chow
Steven Sabella
Kasey N
Lorenzo Guerrero
Minh Hai
Levi Chein
Eduardo Aviles
Lau Eng Kee
Jorge Robles
Felipe Tejeda
Sergio Najar
Bloosh Bloosh
Minh Huynh
Nikhil Kumar
Tony Hsu
Kyle Davis
Kevin O.
Derrick Dennis
Tyler T
Eric Huynh
Soe Thu
Tommy Nguyen
Kenny Lee

Shashi Kumar
Michael Sandberg
Sarina Steele
Corentin Briat
Michelle Metcalfe
Nigel Harris
Jason Jason
Louis Cruz
David Ramirez
John A Manter
Brandon Neddo
Sean Ramsey
Rayala Santosh
Vamshi Krishna Nalla
Leslie Char
James Lee
Raymond Lai
Fred Domingo
Laurie Devine
Jeff Piturachsatit
Stephen Armstrong
Dennis Parker
Jose Cortez
Kai Hua Lan
Terrance Fontenot
Bell Her
Andrea Oanh Tran
Gerald Gunderson
Karen Su
Sandra Su
Willie Martin
Kathy Pudelko
Matthew Jackson
Richard Han
B Sarge
Alexandra Avalos
Randell Cayetano
Amy Taylor Thompson
Francisco Esqueda
William Biagianti
Ross Walton Hathaway
Marilyn Davis
Joshua Smith
Mamiel McMICHAEL
Janet Cash
Chandler Kelly
Satishbabu Balusu
Chris Pasco
Nina Chan
Alejandro Verdecia
Paula Alves
Paul Taylor
Tyler Brown
Pablo Alvarez
Jon Wiltshire
Bryan Williams
Tine Pretnar
Juan Sifuentes
Min Woo Joo
Trevor Johnson
Rabindra Saha
Justin Kates
Yasir Bezirgan
Rob Rob
Lance Higa
Michael Carroll
Hector Alejandro Diaz
Rod Kennedy
Toan Le
Marina Lopez
Rafford Bailey
Yo Pratiojo

Constance Minkoff
Jeremiah Guynn
Long Ly
Tony Pasquale
David Sherrell
Yandy Reyes
Danny Eshcol
Jubei Yafyten
Nick Disantillo
Jr Shaikh
Nathan Walker
Jesse Thomas
Shawn King
Taras Kuzin
Nir Levie
Clinton Thai
Jonathan Sandoval-Barba
Abraham Camacho
Gnanavel Sambandam
Dean Coppolo
Bryan Valencia
Scott Carter
Jose Rios
Khaled Almohammadi
Claudio Flor Huerta
Diana Lin
Masaud Emtious Haque
Hunter Holt
Amber Wiggins
Daniel D
Jose Rendon
Wei Liu
David Wayne Mason
Allen Barth
Eddie Kim
Jeremy M. Rivera
Raymond Lucas
Grace Almeida
Evan Hopkins
David Horowitz
Rafael Mercer
John Ruiz
Susan Andrews
Moonshot DisruptX
David Van Osdol
wei Li
Frank Lin
Nickolas Wolfe
Raymond Sim
Brian Guevara
Yvonne Maureen...
Christian Marchand
Al Tran
Vasili Dimitriev
Jack Fredricks
Jeffery Alexander
Jamal Johnson
Isaiah Hill
Kwok Chi Ng
Ryan Austin
Jennifer Romberger
Ranjesh Singh
Andrew Bowman
William HENDRA
Peter Joseph Rowe
Fidel C
SANTIPONG...
Ron Childres
Charles Odom
Richard Ricardo
Om Prakash Govindarajan
Love Khanna

Patrick H.
Mark's Matrix
Henry Rheault
James Brownlee Dixon Jr
Kayleigh Barker
Alfred Rhee
Eddie Reynolds
Brandon Schmitt
Mohammad Moiz
Samo Kališnik
Nick Corson
Edil Jama
Surin Assawajaroenkoon
Juan B
Michele Perry
Kenneth Udell
Teimuraz Muladze
Shymir Xeitindu
Dustin Berney
Praveen Prakash
Zach Candelaria
Tye Brown
Aaron KUAN
Travis Miller
Bryan Orozco
Clinton Suppe
Jeremy Heath
Kiran Bhattiprolu
Ffion Tucker
Aaron Zaremba
Galen Galen
Joshua Gagnon
Joseph Stanley
Johan Höglund
William Edward Wolfe Jr
Marlon Gonzalez
Juan Carlos Ng
Maria Seneris
De Marcus Harris
Uwem Wilson
Rosamary Posey
Michael Palmer
Angela Jacques
Edgar Rivera
Daniel PAVILACK
Gustavo Tejada
Chris Walsh
Jason Filipowski
Quinton Qharisma
Charles Lee
Julio Zamudio
Mr. Sekondi FOSTER
Michael W Paulus
Phillip Magro
James Huynh
Stephen John Fielding
Devon Dominick
Michael Michael
Sandeep Golla
Chris Calderon
Clifford Koshay
Jesus Anaya
Jorge Garcia
Sunny C
Sai Ram Arapirala
Glenn Burney
Jon Dahlke
Anthony Castellano
Catherine Mallers
Rod Jackson
William M Clark
Yelena Straight

Tsegereda Woldemariam
German Zuniga
Mitchell Martinez
Keron Paschal
Freddy Garcia
Bryan Mak
Walter Dankanich
Ksaing Aung
Jordan Talmon
Sivasankaran Munuswamy
Alec Michel
Antonio Ramos
Rachel A PETRYNA
Max Janszen
Shawn Low
Mohammad Hadi Tavakoli...
Luke Henry
Te Yung Yong
Michael Lamberta
Aruna Pindi
Kerry Siebert
Wesley Kramer
Jeffrey Trest
Bk Ben
Robert Bilek
Catalin Galatan
Abhishek Batta
Panayiotis Savva
Salug Rojanasopondist
Don Kirkham
Luis Moreno Galaviz
Gustavo Farinas
Max Hung
Joe David Jimenez
Cynthia Lynez McBratney
Makoto Michael Sakuda
D EB Orah J BRADLEY
Kerry Mickens
David Villar
Hannah Ramirez
Sean Ellis
Paul Bonello
Rusty Cox
Michael Lunsford
Jorge Centeno
Toni Willis
Dorjee Tashi
Bledar Hoxhallari
Christopher Blatcher
Brooks L Markell
Jorge Gonzalez
Johnny Little
Gabriel Medina
Jevgeni S
John Georgiyev
Giuseppe Fasano
Emanuel Rahmanov
Berlin Tapondjou
Jorge242 Jorge242
Juan Baltazar Tapia
Jackoo Jackoo
Kwong Lee
Rendy Yudhistira
Camelia B Wall
Murat Aktas
Steven Cho
Daryl Blackmon
Leonardo Curis
Juan Sebastian Helfer
Christopher Woodyard
Patrick Motschenbacher
Jonathan Ham

Brian Bensley
Brad Roltgen
Bao V
Jaxon J Huffman
Lucas Lucas
Gurpinder SINGH
Son Quach
Luke Hill
Tyler Moeller
Paul Tran
David Cloud
Jingbo Yuan
Mark Wickett
Pankaj Goyal
Myrlene Bernier
Ron Shudrowitz
Minh Chau
Frantz Beauplan
William Harbers
Jonathan White
Kunal Patel
Chad Burow
Subhadra Rai
Joanne Hansen
Edward Hall
Kelly Larson
Dennis Lee
A. Brennan
Jason Yu
Thomas Kong
Robert Abalos
Raymond Chung
Deepen Shah
Shazamodeen Shahabudin
Jorge Guzman
John Jefferson
Taylor Michael
Chuan BI
Brandon C
Celia Miranda
David Creech
Zach Hazen
Kevtakesthenguyen...
Viet Nguyen
John Parsons
Jacob Pape
K M
Shamel E.
Monica Spooner
Karthik Peddi
Nick Reichard
Mohsin Yafai
Leonce Shania Tang
Clinton Zane Croker
Anthony Cappelletti
Frank F
Rheen C.
Nick Long
Alexander Samios
Benjamin Alicea
Jose Hernandez
Pavan Kumar
M T
Ben Sarafi
Justin Thomas
Henry Gu
Bobby Tighe
David Fruchtman
James Burke
Christopher Burns
Jeffrey Smith

Virag Patel
Dhruvesh Patel
Jose A. Rodriguez
Ken Leitch
Delia Hohenthaner
Oscar Martinez
Walker Xiong
LD Freeman
Jay Park
Byron Jones
Claire Hennessy
Melissa Fritschie
Donavan Drennan
Jason Boehlke
Lokesh Minocha
Ravi Vythilingam
Kyle Crawford
Jeong So
Muhammad Kaleem Butt
Jaylon Seibles
Ryan Harris
Anna Winters
Mohammed Alkhalaf
Judith Harrison
Kenneth Lord
Bobby Kurosky
Alen Musanovic
Brad Schneider
Alvaro Castillo
Jobin Kochulazar
Duc Nguyen
AB Dur Rahman EMON
S Man
Juan Perez
Huahua L
Stephen Lee
Tom Baranowski
Joel Van Zandt
Wayne Sherls
Scott Swanson
Sharron Enriquez
Daksh Kadian
luke hahn
Edwayne Kim
Armani Armani
Vasyl Zhepikov
Kim Dinh
Abhishek Dharga
Idalia Maria Gonzalez
Momma Bear
Forest Wang
Timothy Kearns
Alaksone Banyavong
Cheng Vang
Cole Martindale
Eric Orola
John Boughner
Vasco Vasco
Mike Utsugi
Philip Merriweather
Kelvin Shum
Mj A
Shawn Byron Smeltzer
Phan Nguyen
Gregory Wingland...
Home School
Stephen Doss
Zachary DeLong
Anju Phambota
David Riehlman
Christian Alvarez

Joshua Kunz
Michael Baysa
Michael Kao
Vinh Duong
Di YU
Brian Morales
Jason Snodgrass
Jefrin Easow
Ashwin Dambekodi
Michael Duke
Taekyung Cho
Pythagoras Taizo Okada
Eugene Mitchell
Martin Shreibak
Alex Nchloe
Laura A Niedzwiecki
Ashu Shelat
John Cole
Richard Williamson
Kipras Kipras
Lee Caylor
Esoteric G Man
Josh Haller
Jason Scott
Noah DeRossett
Mark Shiley
Bernard Mecherkany
ʞontre “I'm Root” -ʞHOTA
Vincent Cai
Todd Hinojosa
Mark G
Jose Moreno
Laurynas Baltrūnas
Amangeldi Rahmanov
Tou Jeffrey Thao
Rafael Ferreira
Pokemon Cards
Derek Benson
Max Petrovski
Shayl Taveras
Larry Woods
Kellen Hogan
Shawal Spencer
Agron Marku
Jeff Smith
Stephen Dagle
Steve Steve
Joshua Salinas
Alberto Gonzalez
Vickie Jones
Burt Akkaraporn
M P
Paul E Zaya
Sergio Mejia
Tamara Horwitz
Hok Him Lau
Glen Snogren
Cody Estep
Rohith Reddy
Oscar Zamora
Cody Robinson
Babak Barati
Matthew Caiazza
Quan Vu
Lap Ying LAM
G 2 The W
Fernando PONCE
Heather Aalgaard
Rodney Farol (nimrodcon)
Samarth Patel
Michael Moon

Jeremiah Delmas
Edibert Bumanglag
Ivan Morales
Lucas Hahn
Aleric Heck
Joseph Hogue, CFA
Terrence Williams
Zong Chu Austin Yu
Joel Lucas
Marcia Klemz
Michelle Mitcheff
Erich Hayden
Ata Korel
Christopher Lucero
Dory Rodriguez
Emre Sevgen
Ify Kamalu
John Kleinpeter
Sean Sean
Jason E
Jesus Rangel
Daniel De Soto
Kelly Comerford
Steve Clark
Marbleized Ceramics
Justin Bendigo
Carib Justice
Ramoncito Garrido
Noah Rife
James Harmon
Scott Schmidt
Robert Engler
Tony Tony
Mohammad Ghalambor
Adrian Wong
Aaron Amezcua
Cameron Forbus
Sai Rao
Dmytro Sprynsian
Mark Walz
Loh WeiJien
Anthony Partin
Luis Quintanilla
Kyu Eui Lee
Bill Chi
Brian Zepeda
Edson Ortega
Noe Martinez
Lester Lewis
Seth Tucker
Gennadij Petker
Raymund Chua
Fred Bidmead
Brandon Bosse
Nick Lammayot
Zhuo Wang
Tong Cheng Zhang
Josil George
Dean Favian Jurgeson
Gary Burton
Yee Chiew
Sean Moore
Matthew Chaffin
Nghia Do
Lamin Justin Bangura
XIAOYONG YANG
Charley Nelson
Abhinav Vyas Kuchibhotla
Stefan Clarke
Guilherme Costa
Johnathon Mark...

Tomas Tomas
Troy Manning
Victor Felix
Joy Nagvekar
James L Rumohr
Robert Hanaoka
Steven A. Castiglioni
Jason Aubrey
Wesley DeLuca
Jawan Perry
Jason Kincaid
Jade Sri
Andres Barbosa
C Thomas Mcleod Jr
Jacob Jevarian
Tathiana Alers
Reuben Villalobos
John Toscano
Robert Ilsley
Ted Freeman
Lee Huang
Ryoma Tominaga
Michelle Caballes
Thomas Mahosky
Annmarie Sanacore
Alejandro Arizpe
David Tam
Gabriel Gaidos
Allan Diwa
L L
Craig P
John Vidal
Johnson Fung
Tian Lin
Van Watson
Jesse Marsh
Jackson Boyle
ALFREDO QUINONES
Kei Collector
S S
BENJAMIN DOROUGH
Khamsee Yang
Jose Salas
Danny Delaney
Info Reply
Adrian Reyes
Drayton Dydasco
Naveed Siddiqui
Brendan Smith
Benjamin Wachuku
Michael R. GRIGGS
Ramon Cortez
Juan Angel
Rocky Ye
Flint Morris
David Sun
James Chanpov Soeu
Brock Nelson
Thomas Manco
Michael Christie
Victor Om
Chris Perry
Will S
Prasanna Thimma...
Zadkiel Crisostomo
Ronald Hamme
Ting Chen
Michael Bournazian
Rick Rock
Mc Kinnon Smith
Pamela Aragi

Paul Huard
Adrian Olivares
Jaroan Tatum
Karen Marchant
Foxtrot Seven
Jeffery Short
Charles LaRue
Vicky Rogers
Steve Basham
Greg Brinkworth
Parm Rahi
Ozgur Davudoglu
Chase Haack
Hemali Patel
Logan Lowell
Manuel Marquez
Marvin Au
Matthew Scherer
Leo L
Hagen Johnston
Klaus Zehbe
David Chery
Susan R Bondi
Marc Gagne
Wayne Dick
Michael DiMarco
Michael Stemen
Chris Sowa
Peter Friedhof
Suanne Peters
Matthew Sandlin
Kurt Skepper
Alexander Huang
William Fraser
Stephanie Sbini
Luong Nguyen Nguyen
Ben Folken
Ethan Cho
Matthew Knight
Ilie Botan
Nicholas Fong
Michael KELLOUGH
Mickey Zeeb
Anthony Beza
Sue Lau
Zackary Bowers
A M (Money Motivator)
Angthony Tung
Jeffrey Lopez
Mike Brown
Dianna Germain
Jomar Alvarado
Kenneth Knight
Justin Patterson
Jesse Knopp
Curtis Anderson
Melonie Bradley
Joe Zamora
Matthias Scherr
Merlin Kaczynski
Justin Justin
Joshua Draper
Ryan Harrison
Jacob DeSalvo
David Zafrani
Gabriel Ludlum
Tom “Tom” ***** Tom “To...
Kevin Luu
Andrew Ok
Jorge Gurrola
Kewal Jayantilal Shah

Shamile Clark
Casey Hines
Vasanth Siruvallur Murali
Isidro Salcedo
Trevor Nolan
Kevin Wu
Gabriel Laguna
Michelle Basic
Jonathan Powell
Sholanda Kennard
Michael Jaworski
Adam T Loesch
Michael C Chang
William Southern
Ariel Rosa
Trinh Luong
Scott Lautigar
Dee Marie
Eugene Straveler
Gemma Davison
Amy Yu
Michael Diaz
Oscar Soto
Danny Cruz
Jacky Vuong
Dr. Robert Zakrzewski
John Jones
Saroth Hong
Francis Suh
Judith Troy
Andrew Andrew
Demetrius Donovan
Scott Drenzek
Eduard Bagirov
Alexander Jeon
Senthil K
Everardo J Martinez
Tayshome Pondexter
Jake Shim
Joseph Aorahim
Henry Morado
Sreenivasa Kallempudi
Kevin Pierson
Richard DeMaso
Robert Dan Louie
Melissa Wojnagi
William Tanoto Wirawan
Matthew Sheu
Douglas Hall
Sara Lee
Mikael Mckim
Ruben Vecino
Teddy Lin
Ruslan Vaskovych
Adrianne Wonnacott
Ryan Onishi
Christopher Dietz
Thomas Dix
Jake Vause
Vikramvir Singh
Quattrocity Quattrocity
Thomas Turner
Reneka Williams
Jose Lucio
Lionel Ronald
Tommy Sha
Rory Peat
Carlos Bonilla Del Angel
Oscar Munoz
William Nguyen
Charles Green
Steven Ha

Phu Thach
Sylvia Walton
Daniel Reisdorf
Manny Amer
David Jhee
Raymond Chow
Adrienne Koscho
Michael Lim
Dusty Rayl
Colleen Niebauer
D IO Nne WALLICK
Angelo Tsobos
Mc Felling
Richard White
Aleksandra Vrebalov
Jesus Ulloa
Tyler Bartlett
Euro Santaromana
Stefan Georg
Hal Bruggeman
Evans Richards
Joel Staples
Steven Doran
Martin Van Dord
Rusty Pil
Travis Spinosa
Lumphon Chomthanat
Emad Ghith
Joel Moskowitz
Eric Niederer
One Dankan
Tyler Rackley
Leonard Davis
Heath Pyle
Carol A Johnson
Stephen Sham
Marion Loyd
Bevan C Bennett
Steven Blutstein
Anthony Kinney
Matthew Wendell
David Ramirez
Alisa M Jordan
Robin Hemphill
Kevin Kerridge
Samuel Freeman
Rusty Walters
Olivia Ramirez
Supitcha Phosuwan
Zachariah Perdue
George Ashby
Sung Kim
Adrian Leyva
Bentley Freeland
Quy Nguyen
Jason A. Smith
Siby Abraham
Chris Chris
Matthew Oakeson
Grant Erickson
Suvhashis Thapa
Tristen T. Chun
Kyle Burleson
Gary Chan
Janko Binder
Matthew ROHAN
Alberto Gutierrez
Daryl Shiromoto
Tibo Taing
John Crane
Melody Love Story
Pattrick Scrivner

Michael Hernandez
Charles Gabona
Kou Moua
Josh Tran
Midland Blueprint
Michael Tweedie
Gordon Yee
Binh Hoang
Bryan Rhee
Cathy Lawrence
Jentel Venable
JD Gu
Thomas Wiese
Peter Flatsoussis
Corey Woodruff
Matthew Pastewait
Jack Liu
Thomas A Croston
Lance Allan Brown
Zheng P
Jay Miller
Barbara Lucas
Hoameng Ung
John Schmidt
Rosemary Jeske
Maximiliano Munguia
Warren Hodges
Colleen Riley
Ricky Ho
Nicole Pandya
Daniel Yung
Colleen Ferreri
Cari Lee
Katherine Mather Ajouz
Robert Szkutak II
Shellie Smith
Louis Navarrete
Ryan Valero
Isaac Lee
Zhongdi Le
Lilia Sentman
Amol Mate
Jaylan Haley
Marcus Askew
Lu S
Wallace Johnson
Shannon Matta
Alejandro Colmenares
Eric Olson
Liyi Huang
Hunter James
Susan Lewers
Vic Bozzo
Valeria Abby Rios
James Chin
Grayson Reed
Dmitriy Mun
Wesley Ip
Roman Pastushchyn
Ian Cabanillas
David Xue
Andres Abreu
Julius Silario
Kapil Rastogi
James Yen
Jerald Choong
C M
Edgar Soberanis
Andrik Lafuente
Paul Ko
Ashvin Pulinthitta
Jovanny Yanez

Sarang Virkar
Jenny Castri
Brendon Quade
C Cal
Seng Hup Teoh
Tuyet "Zen" Nguyen
Luka Pruidze
Oscar Hernandez
Mohammed Farghan
James P Macchio
Brandon LaPorte
Juan J
C N
Samuel Flury
Hanh Vo
Scott Osborne
Robert Harrison
Walter Williams
Kendall Zamora
Alex Alex
Alex Maliski
Wiko Sutomo
Lisa Krisler
Erica Pearson
Keng Xiong
Alexander Solis
Dee Hubert
Ivan Montalvo
Karapet Davtyan
Christian Oram
Patrick D'appollonio
Isaiah Weekes
David Irvin
Yu Zeng
Vishnu Rathinasamy
Adriel Byers
Rouya Zhao
Bryan Richard Teurman
Katrina Johnson
Shanan Essick
Julian Solarte
Nick Chagnon
Racquel Brown
Deryl Zimmerer
Jungsun Baek
Don SCHIMA
Chris Jennen
Damian Diaz
Derek Lothridge
Joseph Garzone
Jason Sloane
Ernie Svensson
Su Shen
Ivan Ivan
James Ayres
Edwidge NOEL
Christopher Drzewiecki
Lili Lin
Jeanie R
Christina Andonova
Zhaonan Qu
Tsun shing Wong
Mike Mills
Nagabhaskar Bitragunta
David Song
Binh Hoang
Jeffrey Scharpman
Norman Perez
Erik Bauer
Kenneth Brose
Andrew Jiang
Gregory Lewis

Sergio Muñiz
Wayne McClain
Terence A St Lewis
Alan Wong
Simon Salem
Jeff H
B Martinez
Paul Sykes
Bryan Morford
Reid Surles
Bilshanda Martin
Mark Peng
Dillon Richburg
Keith P. Phaneuf
Fred George
Steve Gerratt
Christopher Cha
James Southward
Christopher Simmons
Alfonso Perez
Danial Siddiqui
Johnny Li
Sargon Daoud
Hector Solis
Gary Holzhausen
Justin Ford
Yanghao Hu
Oscar Arteaga
Irene A
Mahlon D. Horton
Norma Barhoumeh
Jamaal N
Sandra Bowles
Darren THORP
John Wu
Lina Mseeh
Elias Barhoumeh
Mirco Bordin
Troy Krimes
Barbara Neely
David York
Susan Reggio
Jiqian Zeng
Abdul Basith
Daniel C
Firas Alabed
Clayton Cavaliere
Matthew Buttafuoco
Eric Braunberger
Pablo Zuniga
Chris Abramowski
Juan Antonio Hernandez
Vincent Mach
Marco Napoletano
Junze Zhou
Kai O'Neal
Jeffrey Cho
Kit Thomas
Ben Coffman
David Lucero
Daniel C
David P.
Duyen Hua
Angel Villanueva
Carlos Lopez Vasquez
Bradley Biggs
Fernando Espinosa De Lo...
Sergio Baez
George Donopoulos
Binoj Mathew
Sandra P.
Elisabeth Alquist

Talia Snodgrass
David Berkovich
Stuart Kim
Amy Liu
Tyler Cross
Randall Yogi
Ian Moore
BLUE MOON FUNDS LLC
Esteban Hernandez
Justin Rucker
Karin Davis
Greg Greg
Matthew Matthew
K Jax5 KJax5
Ilan AHARON
Max Nikruto
Alan Cal
William J German
Hvr31 HVR31
Franklin Kuok
Andrew Esparza
Charlisa Callaway
Michael Vecore
Dinel Lyancy
Haney Makled
Soe Reh
Vincent C. (Pfmkb2)
Ya Jing Huang
Imelda Macias
Andrew Simons
Sharon Waller
Phillip Huynh
Nelson Leon
Ana Angel
Michael Greco
Priscilla Bannor
Diego Zavala
Jong Shim
Lynne McKinney-Gregoire
Jennifer Jung
Tim Sheridan
Post Glassworks
Danna Huang
Uong Train
Nick Thomas
Dwijadas Ballal
Danette CRAMER
Fred Lee Teurman
Todd Griess
Erick Dela Cruz
Guillermo Garcia
Ramakrishna...
J A
Justin Chatelain
G P
Miguel Garibay
Dan Elam
Bryan GARDNER
Sergio Kri
Henry Martinez
Eric Brown
Bill Teng
Sandeep Singh
Bisrat Misghinna
Jason Wu
Daniel Gerardo
Olinca Manarinjara
Rachal Lewis
Anton Mironov
Michael Sherrill
Kenneth Chin
Leong Wai MENG

Derek Vogt
Benjamin Aller
Jessica Pak
Zachary Grissim
Tony Nguyen
James Mu
Alan Zeleznikar
Jitesh Datla
Jeff Su
Yu Xie
Frank Lee
Nick Rafanelli
Aquilas Bocco
Anibal Castillo
Robert Schmidt
Doyin Adebowale
Kaprena Wheatman
David Higgins
Daniel Hodgson
Chun Zhang
Richard Mai
David Spooner
Vamsi Krishna Bodapati
Daniyal Akhtar
Kyle Miller
Rafael Rodriguez
TB Enterprise
Linh Nguyen
Alejandro Godoy
Aaron Smith
Morgan Yu
Hokkel Miah
Andrian Chagay
Jose Martinez
Richard E Spoonts
James Loosbrock
Sihao Zhao
Darren Bender
Christopher Nunez
Ramon Lopez
Patrick Anderson
David Evans
Tate Rolfs
Lachlan Salter
Edgar Saul Posada...
Marlon A. D.
Anthony R Savino
Philip M Johnson
Charles Johnson Murray
Anthony King
P G
Ljr LJR
Tanya Humphrey
Brian Robinson
Mark Bos
Yarivette Rosado
Christy Christy
Ryan Rodrigues
Matthew Sanford
V3 Rmontes V3Rmontes
Jeremy Zeiger
Moises Rodriguez Valentin
Scott Yoon
Melissa Judith Acomb
Edwin Munroe
Cole Watson
Meng Lee
Mike Ornelas
Afram SERYANI
Lydia Pyun
Kalel Heinreich

Brian V
Derek Yan
Jean Charles
Mario Mario
Jose Villanueva
Ruben Dariel Leon...
Daniel O'Malley
Stephen Giannotti
Justin JOHNSON
Ricardo Brown
Karen Nunally
Tou Vang
Hayden Wineck
Ben Howard
Robert Fischer
Samuel Rios
John N Ripper
Colin Meisner
Mark Nowlin
Justin Huffaker
Alex Zhou
Das C
James Grayson
Eric Doi
Gary Coffey
Eric Wolkoff
Ziwei He
Hieu Le
Chan Thao
Muhammad Umer Siddiqui
Leo Uriel Dalusong
Marcus Hummel
Foucha Coner
David Nadler
Brooke Jannesson
Austin Forrest
Sameera Harpalani
Ronald Smith
Jon Kov
Tokin Kim
K LCat
John CROSS
Kate Minlionica
Kishan Gabani
Kiyoung Paik
Matthew Wadford
Michael Zalom
Bruce Sutter
Richard A O'BRIEN
Stacey Fredericks
John C. Nelson
Jaylin Jannsen
Shabrantny Jolly
Anthony Leemore
Robert Walling
Edward Avanessians
Wanda Magee
Huan Yu
David S.
Jordan Navarro
Anh Anh
Matthew Slomowicz
Steve Mendez
Regy John
Gregory L Boll
Tewodros Mengistu
Brenden Knigge
Jim Tran
Brennan Johnson
Cole Maxwell
Harith Al

Zachary Jorgensen
A Souvannaseng
Mateo Gardner
Holali Amevor
Khiry Abdullah
Mark Humberto Cruz
Yogesh Mahale
Steven Yu
Jessica Dang
Peter Mousoudakis
Norman Wang
Lawrence Eng
Lawrence M
Steven Kistler
Christopher Allen
John M Ferreira
Chris Schroeder
Gabor Furedi
Christopher Black
Paul Hernandez
Clone 84
Troy Foate
Eric Lo
Venkata Desemsetti
Eric Hill
Ka Kui Lee
Erin Saprid
Elsa Chopourian
Philip STEVENS
Ken Ly
Anil Kumar Banagere...
Brian Enden
Antoine Breton
Khurram Ali
Henry Chiang
Ying Cong Ma
Neng Thao
Jenny Kim
Brian Lam
John Hegarty
Sara Lee
Nathan Kohuth
Ka Wing Calvin Peer
Flyingabove Flyingabove
Milton Blake
Reyes Sandoval
Christopher Hatley
Joseph Skamangas
Ian Sanderson
Bryan Gutierrez
Rainier Van Montfort
David Elliott III
Christine Michelle
Ryan Taylor
Brian B
Erminda Baet
Michael Green
Duke Ha
Shawn Lachance
Jack Wesley Miller
Dawn Finn
Ramprasad Asokan
Andrew Knappen
Samer Afach
Ethan Kang
Oscar Alferez
Ben Bohannon
Josue Rodriguez
Isaiah Desadier
Billy Wong
Ritesh Nanda

Andres Delgado
BadgerOnDeck ......
Bryce Jeffrey
Amir Pourmoghaddas
Neftali Palacio
Tymothy Flory
Dre Davis
Tyler Bruce
Robert Le
Andrew Cameron
Matthew Crossett
Debby L Hughson
Kathy Hua
Damian Sacky
Nabil Ahmed
Harold Ojalvo
Omar Alwakfi
Adam Braaten
Joseph Sheldon
Michael Seon
Chad Livengood
Cindy Chaney
Alan Soe
Devon Dvorzsak
Andy Andy
Demetrios Sparacino
Anthony Holman
Judy Chan
Jon Everson
Jason Henry Finck
Leon Nino
Afthab Ben Chouddery
Judith Hasson
David P. Irwin
Zrayven R
Sujata Krishna
Tram Nguyen
Harsh Lochan
Shweta Thakare
B S
Stuart Moss
Demond Glover
Mac Larose
M. Shafi Sialvi
Nathan Messuri
Phyllis Bernier
De Van Nguyen
Esmond Siew
Jaylen Dixon
Pranav Chandan
Kamau Jackson
Luke Young
Tully Roe
Brian Lee
Sandy Olendrowicz
Michael Logan
Lance Love
Benjamin P Bixby
Phi Pham
Matthew Rhodes
Karl Fievre
Victor Gelsomino
M F
Gustavo Adolfo Gierbolini...
Ruth A Cameron
Christopher Keane
Jason Lee
Angel Fernandez
Sreevastav Gangarapu
Inan Kadd
Jack Andelman

Aaron Gerring
John Yao
Arpan Man Sainju
Markoz Sirpaz
Lisa Fournier
Louis Barth
Anthony Itotani
Erich Heston
Justin Manzi
Donald J Stephens
Beatrice Beljour
William Hughson
Maxim M.
Nico Nico
John Hall
Alberto Cabrera
Alex Arsenault
Edgar Ortega
Deepak Deshpande
Steven Syun Kim
Reynaldo Andrade
Lourdes Welhaven
Noah Grunberg
Richard Chen
Alex Yu
Imran Ukani
Nick O
Carlo Alberto Schon
John Siota
John Langeraap
John Zukowski
Michael Jung
Constance Williams
Kaung Myat OO
Joseph Kastrenakes
Zachary Downing
Duy Do
Gary Harrington
Douglass Tuan
Heriberto Acevedo
Jayson Shortt
Natalie Moore
Zeno Lee
Darryl Meznarich
Steve Hirota
Alexander McDonnell
Mark W Mertens
Jose Carbajal
Joshua Gonzales
Francisco Pham
Jose Baires
Christopher Jones
C T
Jigsey Ramirez
Viet Tran
Michael DeBose
Joseph Martinez
Sahak Vardanyan
Ching-Feng Yeh
Diondra ND
Benjamin Stickell
Eugene Gold
Simon Levin
Adam Klinkel
Alberto Santa Barbara...
Charanbir Rekhi
Jairo Arreola
Dolly Anderson
Victor Kim
Eric Mizuno
Kenneth Vaughan

Himanshu Sharma
Austin Dienhart
Charles O'Neil
Pedro Gonzales
Jason Duggan
Thinh Hoang
Carlos Alves
Man Leong Tsang
Brian Coursen
Martha DeRoeck
Jeff Mercedes
Daniel Corona
Dustin Fox
Connor York
Jose Alaniz
Craig Sparks
Bjorn Spanier
Roman Kasianenko
Robert Britton
Whyly Lee
Amged Abdelaziz
Shoua Xiong
Gavin Whitney
Mark Harris
Ross Budweg
Keith Ban
Vamshi Kalwa
Carlo Fernandez
Luke Chen
Kevin Tan Kah WEE
Matthew J
Devarsh Modi
Philip Nguyen
Craig Rashkis
Vincent Bruno
Xora XT
Adam Loeffler
Ashley Manduriao
Jonathan Cheng
Ron Davis
Caleb Keane
Trung Le
Steven Thompson
Hiroshi Hara
Jason Sergeant
Jared Cooke
Shankar Adhikari
Alexavius Management
Madhu Sambangi
Philip Powless
Robert Chen
Nicholas Thornhill
Ebenezer Adams
Leon Perkins
Katherine Bishop
Jill Gillenwater
Thomas Gabbard
Arturo Cortez
Joshua King
Nick Nick
Victor Epee
Samantha Cucullu
Matthew Chinquee
Lyle Stout
Aritra Ghorai
Dorian Santos
Eduardo Garcia
Luis M
Abhishek Banerjee
Flips 'N Summersaults
Harish Thiagaraj

Jeary Shin
Oliver Saikaly
Lyndon Dang
Jimmy Wang
Eric Yu
Nikita Bogdan
Samuel Jackson
Jeremy Peery
Sara Lee
Alex Pham
Tartarcarp Tartarcarp
Li Wang
Marcus Cota
Clayton Wallace
Justin Bass
Brent Goers
Stacy Anderson
Dilyan Kovachev
Mike Grinman
Zach Mckinlay
Eduardo Salazar
Amber Weiss
Jake Lusk
Philip Cheng
Erik Buchta
Thiam Lim
Jonathan Moore
Nathan A PEETS
Brandon Gillespie
Anthony Mitchell
Christian Morales
Maverick Salazar
Edward Kelly Medlock
Chih Young Chen
Thaao De Ornelas
Carrie H
Charles Hults
Tae Kim
Marisol Olmos
Harshit Shah
Jmk987 Jmk987
Jose Draganac
Clayton Hibbert
Mohammed Quial
Huang, Bo-Jhen
May T Shen
Uuan Grant
Tony Aguinaga
Bradley Wilson
Brian Anzures
Sheila Sheppard
Sam Finau
Maha Ezawi
Brandon Tatum
Gary North
Ricardo Miller
Robert Alan Stoneking
Simon Kim
Konstantin Sinitsyn
Sd Z28
Lo Fong Saeteurn
Joseph M Corso
Yaima Sanchez
Jeffrey Garcia
Tony Huynh
Marife Austria
Rohit Aggarwal
Christopher Nagy
Jose Calvo
Boris Bentz
Anthony Romero Casarez
Sarah McNabb

Leaf SERBAR
Curtis Barnes
Ralph Borrelli
Trinh Van Le
J V
Mang Vang
Da Cam Cru
Yoon Joo Ji
M&M M&M
San Laz
Xun Yo Yo Yin
Tommy Opdenhoff
Bryce Ault
S Ji
Ibraheem Zulali
Robert Bushwty
Kevin Cheung
Sung-Jie Hung
Tzvi Fishman
Robert Logan
Aldair Valladares
Michael Rivers
Khaldoon Tufail
Stephen Ferrari
Eugene Zhang
Jimmy Li
Mario Zanetti
Nickolas Graham
Donn Donn
R.J. Adams
Gabriel Mohsin
Viken Meshefejian
Ernest Correa
Oscar Yagua
Matthew Munhall
Adam Diaz
Jason Wellman
Chen Jean Jong
Kok Hon Chew
Kkrobertson1 Kkrobertson1
Luther Curtis
Brad Dex
Ty Ty
Lori Barnett Carlson
Sameer Naeem
Benjamin Manders
Ibukun Anthony
Sergio Cruz
Carlos Strattman
David Ito
Justin Phil
Rick Cavallaro
Evan Sales
Jack L. Ying
Nicholas Procaccini
Andrew Bukovics
Michael Barilla
Mia Leftridge
Nathan Marquardt
Brandt F
Sarah Hays
Felicia Walson
Adam S
Dennis Rybarik
William Husser
Dejan Pejic
Felipe Chuang
Hazem Dawani
Dieudonne Che
Micah K
Kenny Le
Chaz Cabrera

Harsh Arora
Christian Dantas
Davis Vogel
David Robledo
Kyle Pierce
Bhakta Raj Basnet
Lawrence Wimble
Edwin Diaz
Rati Pruidze
Matt Huston
Dioni Chiu
Francisco Massu
A'why Da'Moshigh
Fred M
Neeraj Vavilala
Oscar Centeno
Ben C
Tarek Ajam
Imani Davy
Kyle Spickofsky
Drexcier Parada
Henry Chung
Lan Bai
Christer Lundin
Carl Chamberlin
Honwai Cheng
Tristan Leonard
John Carnes (Mandos73)
Paul Lee
Matthew Healey
Sam Chou
Mark Manering
Lucas Pullen
Thanh Vinh Trinh
Eric Amos
Robert Kanyankole
Dan Katzmann
Matthew Petry
Chiru P
Imran Karim
Adrianne Schwartz
Riley Cox
Daniel Guzman
Cody Vallie
Luis Provincia
Sadaqat Zaman
Alex Ford
Yao Yao
Mujtaba Al-Qudaihi
Limin Su
John Chang
Derrick White
Paul Foxson
Baban Hamesalh
FNU Jayanth Sreepadà
Dan Donatucci
Curly Koa
Mc Call Thompson
Rohit Sinha
Fang Talon
Robert Chung
Martin Zvara (Winther)
Jose A Rosales Garcia
Shruti Harish Madur
Fayaz Mahmud
Thomas Vang
Richard Deirth
Victor Glava
Joel Ha
Erick Gonzalez
Fau Taylor
Ryan Sullivan

Dean Castro
Aleia Schifano
Benny C Sin
Tony Lin
Ponova Stefan
F AB Ian MORELLI
Antonio Cavazos
Enkh Uchral Enkhbayar
Theodore Lee
B B
Jeb Jeb
Ismael Ouedraogo
Albert Mata
Lance Wright
Terry Coleman
Juergen Bentley
Robert Fegan
Stephen Hammen
Elvin McLaughlin
Lamont RAGLAND
Rishabh Jain
Kevin Tremmel
Stacy Burdette
Arthur Bayram
Song Yangtapia
Dre Brown
Le Huynh
Javier Ortega
Heidi Schwarzmueller
Andrew Stone II
Carl Olive II
Dillon Devolk
Adam Patil
Roberto Monge
Kevin Martinez
Brainard Llanes
Songcheng Lin
Xing Zhang
Amjad Darwish
Victor McLeod
Richard Penard
John Kang
Michael R
Amanuel Tewelde
Kenny Mezher
Wilmaison Paul
Kevin DeNicola
Pav Pat
Nick Creasia
Abdullah Hanna-Moussa
Dominic Lewinski
Aaron Doroliat
Breanne Ramirez
Jason Yu
David Ramsay
Dennis McCartney
Hyung Lee
Jon Pristas
Mohammad Tashkandi
Art Zuks
Timothy Cuaresma
Max Corral
Erika Arreola
Ben Ellis
Tim Hagood
Katerina Fomina
Travis Nickerson
Mohammed H. Asfour
Brett Adam
Jordan Jordan
James Kha
Michael Shelton

Robert Porcello
Jaswanth Kumar...
Cyrus Washington
Andrew Kreeck
Vincent Li
Taranando Jarrell
David Ho
Sakti Chakrabarti
Steve Mullins
Ryan Baumgartner
Juan Carlos Rivera
Vikram Sangani
Sybil Lp (Sybil)
Alfredo Oscar Parana
Chris Chris
Justin Johnson
Adrian Hernandez
Randy Leavitt
Colin Woolard
John Burns
Ivan C
James Johnson
Joshua Bermudez
Marissa Clements
Chris Tam
Ronnie Edwards
The Hoang Ngo
Pi Songsiritat
Alberto Ochoa
Louis Velarde
Ya Lor
Stephen Poll
Jeffery Matthews
David Dice
Jorge Molina
Joshua Brown
Ephraim K
Stefano Santini
Hernan Carrera Ballinas
Chirag Limbachia
Thanh Tran
Rabi Khanal
Peter Fritz
Richard Cheeney
Spencer Saal
Jonathan Ku
Carl Takayesu
Anthony Utreras De Souza
Judy Liu
Gerald Garcia
Xiaoying Yu
Stefano Castri
Richard Hale
Rene Villeda
Fred C
Paula Bernard
Joe Stickel
Richard Rotimi {2rd}
Alexander Pop
Tony Tran
Jonathon Bryson
Nathan Paul
Waylan Lee
Lei Yi Cheow
Laura Legaspi
Joseph Biegler
Gran Master GranMaster
Debbie Pryse
Nick Almaguer
Parvis Hoja
Hasan Alsaleh
Robert G Fitzsimmons

Raymond Vandenberg
Gregory J LaRue
Donovan Morris
Samuel Spinella
Victor Bui
J B
Alexander Bastidas
Tony Gentile
Steven Le
Stephen Paul NORWICK
Sang Hun Han
Venkata Narasimha Varm...
Robert Ladds
John Paul Niega
Andrew Choi
Robert Tyler
Robert Blackwell
Nathanael Hinojosa
Sean Stenhouse
Steve Luong
Taylor Mattison
Ilya Bulychev
Daniel G Mayes
Shunfan Shao
Pierre Castinano
Mr. Eric A. Richards
Sulagna MALLIK
Carter Carter
Ryan Ryan
Tytus Adams
Sankeerth Boddu
George Burnett
Alfonso Arias
Amir Labib
Mudassir S Hussaini
Wu Jiansheng
Christopher Loya
Ramon Michael
Chris Pin
Brian Remas
Wes Ackerman
Jorge Velez
Rick Jackson
Bryan In
Luis Gallardo
Solomon Brown
Lingyun Wang
Leon Huang
John Anderson
Ryan F
Edwin Fong
Dallas Raynor
Oscar Gonzalez
Brian McMillan
William Nichols
Nicholas Marcello
Judy Whitmire
Randall Gann
Dao H
Bhupinder Singh Walia
L Feng
Jason Kie Ming Eng
Dong Lee
Uber Neon
Jurij J Oracz
Sangeet Nepal
Aaron R
Byron M
Mr. Grim
Mortanimus Mortanimus
Mike Hus
Maksim Tybar

J D	Omar Pathan	William Wollitz	Kyle Jorgensen	Sarah Grove	Cynthia Mena
Guadalupe Vargas	Kurtis VanDonge	Inna Kushchak	Ken Yong	Russell Helger	Debbie Hauanio
Sanskar Patel	J Little	Cee Vang			

Thank You!

From the GigaStar Team



Hazem Dawani in

Chief Executive Officer

Engineer-turned-CEO with 16 years of leadership experience. Led multiple VC-backed startups, achieving two successful exits. Known for blending technical expertise with strategic execution to scale companies...



Mohammed Asfour in

Chief Operating Officer

Mohammed Asfour spent 15 years as CEO of Kharabeesh, one of the largest YouTube partner in the Middle East, where he built a pioneering digital media company, scaled creator networks, and helped shape the...



Jason Aubrey in

Chief Architect

Jason Aubrey brings 20 years of experience in agile team management and development. He's designed low-latency trading systems and

He's designed low-latency trading systems and is a recognized blockchain expert, known for building high-performance tech in fast-paced...



Sarah McNabb in

Chief Marketing Officer

Sarah McNabb brings 22 years of fintech and financial services marketing expertise, including 9 years as CMO. She's led brand growth,...



Andy Faberlle in

VP of Creator Partnerships

Andy Faberlle is a 15-year Creator Economy veteran and founding team member of Maker Studios, acquired by Disney. He's helped shape the digital...



Victor Glava in

Chief Technology Officer

Victor Glava is a fintech CTO with 16 years of experience and co-founder of a crypto cross-exchange platform acquired by Robinhood in 2021. He...



Rudy Fasouliotis in

VP of Technology

A high performer in scaling operations, driving growth, and executing successful fintech exits, Rudy Fasouliotis has 16 years of...

Details

The Board of Directors

Director	Occupation	Joined
Mohammed Asfour	COO @ Creator Networks, Inc.	2022
Hazem Dawani	CEO @ Creator Networks, Inc.	2022

Hazem Dawani	CEO @ Creator Networks, Inc.	2022

Officers

Officer	Title	Joined
Victor Glava	Chief Technology Officer	2023
Mohammed Asfour	Co-Founder/Chief Operating Officer	2022
Hazem Dawani	Chief Executive Officer	2022
Ken Yong	Director of Finance	2024
Sarah McNabb	Chief Marketing Officer	2022

Voting Power ⓘ

Holder	Securities Held	Voting Power
Hazem Dawani	3,752,706 Common and Preferred	20.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2022	$3,100,000	Safe	Regulation D, Rule 506(b)
05/2022	$100,000	Safe	Regulation D, Rule 506(b)
05/2022	$25,000	Safe	Regulation D, Rule 506(b)
05/2022	$25,000	Safe	Regulation D, Rule 506(b)
03/2023	$1,500,000	Preferred Stock	Regulation D, Rule 506(b)
01/2024	$2,967,634	Preferred Stock	Regulation D, Rule 506(b)
01/2024	$50,000	Preferred Stock	Regulation D, Rule 506(b)
12/2024	$50,000		Regulation D, Rule 506(b)
12/2024	$1,290,000		Regulation D, Rule 506(b)
12/2024	$75,000		Regulation D, Rule 506(b)
12/2024	$550,000		Regulation D, Rule 506(b)
06/2025	$250,000		Section 4(a)(2)
06/2025	$250,000		Section 4(a)(2)
09/2025	$3,933,775		4(a)(6)
11/2025	$652,500	Preferred Stock	Other

The use of proceeds is to fund general operations.

Show More